SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2014

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby calls the annual ordinary general meeting of shareholders (“AGM”) and seeks the attendance of its shareholders.

The following is an English translation of the notice given to the shareholders in connection with the AGM:

To: Shareholders

From: Cho, Hwan-Eik, President & CEO of KEPCO

We hereby call the 53rd annual ordinary general meeting of shareholders pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Code, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: March 28, 2014 / 10:00 a.m. (Seoul Time)

2.	Location: 167 Samseong-dong, Gangnam-gu, Seoul 135-791, KEPCO headquarters, Grand Hall

3.	Items to be Reported:

•	Audit Report

•	Management report on KEPCO’s operation

4.	Agenda for Shareholder Approval:

1)	Approval of financial statements for the 53rd Fiscal Year

2)	Approval of the ceiling amount of remuneration for directors in 2014

Details on the proposed agenda for the AGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Ko, Weon-Gun
	Name:	Ko, Weon-Gun
	Title:	Vice President

Date: March 13, 2014

Attachment

Agenda 1. Approval of Financial Statements for the 53rd Fiscal Year

Disclaimer: The financial statements for the 53rd fiscal year as presented below is in accordance with the International Financial Reporting Standard adopted in Korea (K-IFRS), and are subject to change based on the audit of KEPCO’s independent accountants.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

	Dec. 31, 2013	Dec. 31, 2012
	(KRW in millions)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,232,313	1,954,949
Current financial assets, net	436,213	656,217
Accounts and other receivables, net	7,526,311	7,184,625
Inventories, net	4,279,593	3,440,341
Income tax receivables	223,803	30,476
Current non-financial assets	570,845	664,047
Non-current assets held for sale and discontinued operations	—	2,828

	15,269,078	13,933,483

NON-CURRENT ASSETS:
Non-current financial assets, net	1,902,953	1,873,676
Non-current accounts and other receivables, net	1,644,333	1,254,330
Property, plant and equipment, net	129,637,596	122,376,140
Investment properties, net	538,327	590,223
Goodwill	2,582	—
Intangible assets, net	810,664	883,814
Investments in joint ventures	1,106,181	908,593
Investments in associates	4,124,574	3,982,340
Deferred tax assets	359,535	209,783
Non-current non-financial assets	131,511	140,438

	140,258,256	132,219,337

Total Assets	155,527,334	146,152,820

LIABILITIES

CURRENT LIABILITIES:
Accounts and other payables, net	5,892,763	5,601,852
Current financial liabilities, net	8,425,231	7,788,819
Income tax payables	51,407	334,053
Current non-financial liabilities	4,730,631	4,117,440
Current provisions	1,113,817	974,915

	20,213,849	18,817,079

NON-CURRENT LIABILITIES:
Non-current accounts and other payables, net	3,971,519	4,173,691
Non-current financial liabilities, net	53,163,394	46,050,766
Non-current non-financial liabilities	6,985,641	6,298,650
Employee benefits obligations, net	2,137,296	2,144,334
Deferred tax liabilities, net	5,002,585	5,433,292
Non-current provisions	12,602,314	12,170,806

	83,862,749	76,271,539

Total Liabilities	104,076,598	95,088,618

(Continued)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

	Dec. 31, 2013	Dec. 31, 2012
	(KRW in millions)
EQUITY

CONTRIBUTED CAPITAL:
Shares issued	3,209,820	3,209,820
Share premium	843,758	843,758

	4,053,578	4,053,578

RETAINED EARNINGS:
Legal reserves	1,603,919	1,603,919
Voluntary reserves	22,753,160	25,961,315
Retained earnings before appropriations	8,409,007	4,999,049

	32,766,086	32,564,283

OTHER COMPONENTS OF EQUITY:
Other capital surpluses	830,982	705,448
Cumulative other comprehensive income	55,538	11,957
Treasury stocks	(741,489)	(741,489)
Other equity	13,294,973	13,294,990

	13,440,004	13,270,906

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	50,259,668	49,888,767

NON-CONTROLLING INTERESTS	1,191,068	1,175,435

Total Equity	51,450,736	51,064,202

Total Liabilities and Equity	155,527,334	146,152,820

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND DECEMBER 31, 2012

	2013	2012
	(KRW in millions except per share amounts)
SALES
Sales of goods	51,132,803	46,906,587
Sales of service	326,619	357,877
Sales of construction contracts	2,253,083	1,856,045
Sales of construction grant	325,290	301,004

	54,037,795	49,421,513

COST OF SALES
Cost of sales of goods	47,983,987	46,293,591
Cost of sales of service	452,628	470,453
Cost of sales of construction contracts	2,159,023	1,695,218

	50,595,638	48,459,262

GROSS PROFIT	3,442,157	962,251

SELLING AND ADMINISTRATIVE EXPENSES	1,923,192	1,780,168

OPERATING INCOME (LOSS)	1,518,965	(817,917)

OTHER OPERATING INCOME	400,167	373,996

OTHER OPERATING EXPENSES	99,811	74,567

OTHER INCOME (LOSS)	128,514	(1,781,835)

FINANCE INCOME	629,542	1,128,357

FINANCE EXPENSES	2,931,622	3,068,321

PROFITS OF ASSOCIATES AND JOINT VENTURES USING EQUITY METHOD	(42,243)	176,941
Share in income of associates and joint ventures	170,399	205,987
Gain on disposal of associates and joint ventures	1,725	—
Share in loss of associates and joint ventures	140,984	20,127
Loss on disposal of associates and joint ventures	45,291	162
Impairment loss on associates and joint ventures	28,092	8,757

INCOME (LOSS) BEFORE INCOME TAX	(396,488)	(4,063,346)

INCOME TAX EXPENSE	(570,794)	(985,377)

NET LOSS FOR THE YEAR	174,306	(3,077,969)

(Continued)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND DECEMBER 31, 2012

	2013	2012
	(KRW in millions except per share amounts)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss
Actuarial losses on retirement benefit obligations	132,457	(41,310)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	7,671	(846)
Items that may be reclassified subsequently to profit or loss:
Net change in fair value of available-for-sale financial assets, net of tax	86,570	2,245
Loss on valuation of derivatives using of cash flow hedge accounting, net of tax	29,332	(63,850)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	38,366	(96,060)
Foreign currency translation of foreign operations, net of tax	(108,625)	(121,892)

	185,771	(321,713)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	360,077	(3,399,682)

NET INCOME (LOSS) ATTRIBUTABLE TO;
Owners of the Company	60,011	(3,166,616)
Non-controlling interests	114,295	88,647

	174,306	(3,077,969)

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO;
Owners of the Company	245,384	(3,447,949)
Non-controlling interests	114,693	48,267

	360,077	(3,399,682)

EARNINGS PER SHARE;
Basic earnings per share	96	(5,083)
Diluted earnings per share	96	(5,083)

KOREA ELECTRIC POWER CORPORATION

SEPARATE (NON-CONSOLIDATED) STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

	Won
	Dec. 31, 2013	Dec. 31, 2012
	(KRW in millions)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	731,833	439,425
Current financial assets	16,221	71,056
Accounts and other receivables	6,872,873	6,569,475
Inventories	88,662	65,698
Income tax receivables	716	831
Current non-financial assets	62,896	57,686

	7,773,201	7,204,171

NON-CURRENT ASSETS:
Non-current financial assets	899,291	782,913
Non-current accounts and other receivables	354,808	366,798
Property, plant and equipment, net	57,359,689	55,922,112
Investment properties	853,881	872,420
Intangible assets	63,238	75,071
Investments in subsidiaries	28,866,623	28,928,951
Investments in joint ventures	20,642	20,642
Investments in affiliates	2,021,302	2,021,313
Non-current non-financial assets	37,252	40,307

	90,476,726	89,030,527

Total Assets	98,249,927	96,234,698

LIABILITIES

CURRENT LIABILITIES:
Accounts and other payables	4,513,403	4,972,229
Current financial liabilities	4,819,861	4,532,461
Current non-financial liabilities	5,339,106	4,478,921
Current provisions	309,019	348,950

	14,981,389	14,332,561

NON-CURRENT LIABILITIES:
Non-current accounts and other payables	917,456	1,034,136
Non-current financial liabilities	30,701,559	29,830,159
Non-current non-financial liabilities	6,918,489	6,270,095
Employee benefits obligations	1,500,508	1,485,073
Deferred tax liabilities	1,321,755	1,757,057
Non-current provisions	249,225	254,537

	41,608,992	40,631,057

Total Liabilities	56,590,381	54,963,618

(Continued)

SEPARATE STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

	Won
	Dec. 31, 2013	Dec. 31, 2012
	(KRW in millions)
SHAREHOLDER’S EQUITY

CONTRIBUTED EQUITY:
Shares issued	3,209,820	3,209,820
Share premium	843,758	843,758

	4,053,578	4,053,578

RETAINED EARNINGS:
Legal reserves	1,603,919	1,603,919
Voluntary reserves	22,753,161	25,961,316
Retained earnings before appropriations	303,263	(3,208,155)

	24,660,343	24,357,080

OTHER COMPONENTS OF EQUITY:
Other capital surpluses	303,028	303,028
Cumulative other comprehensive income	88,988	3,785
Treasury stock	(741,489)	(741,489)
Other equity	13,295,098	13,295,098

	12,945,625	12,860,422

Total Shareholder’s Equity	41,659,546	41,271,080

Total Liabilities and Equity	98,249,927	96,234,698

KOREA ELECTRIC POWER CORPORATION

SEPARATE (NON-CONSOLIDATED) STATEMENTS OF COMPREHENSIVE INCOME

FOR YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
	(KRW in millions)

SALES
Sales of goods	51,564,321	47,413,257
Sales of services	70,238	71,927
Sales of construction contracts	1,732,557	1,548,685
Sales of construction grant	325,290	301,004

	53,692,406	49,334,873

COST OF SALES
Costs of sales of goods	50,280,455	49,116,803
Costs of sales of services	238,017	258,764
Costs of sales of construction contracts	1,646,292	1,409,153

	52,164,764	50,784,720

GROSS PROFIT	1,527,642	(1,449,847)

SELLING AND ADMINISTRATIVE EXPENSES	1,264,647	1,243,005

OPERATING PROFIT	262,995	(2,692,852)

OTHER INCOME	243,806	252,021

OTHER EXPENSE	49,398	30,908

OTHER GAINS AND LOSSES	92,527	(1,774,553)

FINANCE INCOME	792,518	1,361,991

FINANCE COSTS	1,634,286	1,814,299

PROFITS OF AFFILIATES OR JOINT VENTURES	47,916	88,176

LOSS BEFORE INCOME TAX	(243,922)	(4,610,424)

INCOME TAX EXPENSE (BENEFIT)	(482,229)	(1,383,827)

LOSS FOR THE PERIOD	238,307	(3,226,597)

OTHER COMPREHENSIVE INCOME
Net change in fair value of available-for-sale financial assets	85,203	39,930
Actuarial gains (losses) on retirement benefit obligation	64,956	18,442

	150,159	58,372

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	388,466	(3,168,225)

EARNINGS PER SHARE
Basic earnings per share	382	(5,179)
Diluted earnings per share	382	(5,179)

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

FOR YEARS ENDED DECEMBER 31, 2013 AND DECEMBER 31, 2012

	For year ended,
	2013	2012
	( KRW in millions)

☐. RETAINED EARNINGS BEFORE APPROPRIATIONS:
Retained earnings carried over from prior year	—	—
Effect of transition to K-IFRS	—	—
Gain for the period(Loss)	238,307	(3,226,597)
Actuarial losses on retirement benefit obligations	64,956	18,442

	303,263	(3,208,155)

☐. TRANSFER FROM VOLUNTARY RESERVES:
Transfer from reserve for business expansion	—	3,208,155

	—	3,208,155

III. I+ II	303,263	—

IV. APPROPRIATIONS OF RETAINED EARNINGS:
Regal appropriated retained earnings	(991)	—
Shareholder dividend	(56,073)	—
Transfer to reserve for business expansion	(246,199)	—

	(303,263)	—

V. UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	—	—

DIVIDEND PAYMENT

FOR THE FISCAL YEARS 2013 AND 2012

Fiscal year	2013		2012
Dividend per share	KRW	90	—
Aggregate dividend amount	KRW	56,073,067,380	—
Market value dividend ratio		0.3%	—

Agenda 2. Approval of the ceiling amount of remuneration for directors

•	Proposed aggregate ceiling on remuneration for directors:

•	1,921,067 thousand won in fiscal year 2014 (total number of directors: 15; number of non-standing directors: 8)

•	2,083,394 thousand won in fiscal year 2013 (total number of directors: 15; number of non-standing directors: 8)